RICHARDSON & PATEL, LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

March 4, 2008

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: United Heritage Corporation
Information Statement on Schedule 14C
Filed March 3, 2008
Form 10-K for the fiscal year ended March 31, 2007
Filed July 16, 2007
Form 10-Q for the quarter ended June 30, 2007
Filed August 20, 2007
Form 10-Q for the quarter ended September 30, 2007, as amended
Filed November 14, 2007
Your File No. 1-10179

Dear Mr. Schwall:

United Heritage Corporation (the “Company”) is today filing an information statement covering 12 items that were previously included in a proxy statement that was originally filed on January 18, 2008. These items were later deleted from the proxy statement due to the Company’s inability to clear the comments that were issued on February 8, 2008 in time for the notice to be mailed. We advised you of this in a letter dated February 28, 2008.

Prior to filing its proxy statement the Company revised its disclosure in the proxy statement to address comments 2, 3, 4, and 5. No changes to the proxy statement were made in response to comments numbered 1, 16 and 21. Comment number 1 no longer seemed germane to the discussion since the only proposals before the shareholders are the election of directors and the confirmation of the choice of auditor. Comment 16 asked the Company to describe Mr. Langston’s employment agreement, but that had been done in the discussion titled “Certain Relationships and Related Transactions”. As to comment number 21, as stated in its response letter dated February 20, 2008, the Company is a smaller reporting company and is not required to provide the information required by Item 402(b) of Regulation S-K.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
March 4, 2008

The information statement has also been prepared to respond to the comments made to the proxy statement. The comments are repeated below, along with the Company’s response.

General

We note that you have filed a Schedule 14A and are soliciting proxies from each of your shareholders. We also not (sic) that Blackwood Ventures owns in excess of a majority of your common stock and has indicated to you that it will vote to approve each of the transactions. Since each of the transactions require a majority vote to be approved, highlight in an appropriate place in the forepart of the proxy statement that based on the indication received by Blackwood that you anticipate that each of the proposals will be approved. When you discuss each proposal indicate what action you will take if there is a negative vote on the matter by the security holders. Refer to Item 18 of Schedule 14A.

1. As Blackwood Ventures LLC has approved items 1 through 14 in the information statement, no disclosure has been made in response to this comment.

We note the Form 8-K you filed on February 1, 2008 to announce that you had received notice from the NASDAQ that for the past 30 consecutive business days, the bid price of your common stock closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4), and that you have until July 29, 2008 to regain compliance. We also note the Form 8-K filed December 6, 2007 in which you announced that you had been notified by the NASDAQ that you were not in compliance with its shareholder equity, market value, and net income thresholds. You stated that you had a meeting January 17, 2008 with NASDAQ to go over your plans to achieve compliance. In a separate section in the forepart of the proxy statement, discuss your noncompliance with the various NASDAQ rules, the outcome of your meeting on January 17, 2008, your plans to achieve compliance, and how the proposals you have presented to shareholders for approval will affect your ability to achieve compliance.

2. The Company included the disclosure you requested in the information statement. Please see page 3 of the information statement.

We note several instances in which you have omitted information. With your next amendment, please include all omitted information, including, as examples only, your record date, number of authorized shares, the assumptions underlying the value of issued options referred to in footnote 1 on page 15 and at the bottom of page 29, and the assumptions underlying the value of the warrants on page 8 in your discussion of the compensation paid to Applewood Consulting and GWB.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
March 4, 2008

3. The only information that has been omitted from the information statement is the date of the information statement and the price of the Company’s common stock on the Notice Date. (See the second paragraph on page 7.) This information will be included once it is known.

Change of Control, page 2

Identify the natural persons who control Blackwood Ventures LLC. State whether Blackwood or any of its affiliates has, or had within the past two years, any prior relationship with you, your affiliates or Lothian Oil or its affiliates.

4. The Company included the disclosure you requested in the information statement. Please see page 2 of the information statement.

State how much stock Blackwood and all if (sic) its affiliates will own if all of the proposals are approved. We also note that you state that Blackwood owns 58.3% of your stock, but on page 25 you indicate that it owns 71.3%. Please advise.

5. The disclosure you requested appears at the end of page 2 of the information statement. The Company has also indicated throughout the number of issued and outstanding shares of common stock Blackwood owns and it has included a paragraph explaining the calculation of beneficial ownership at page 4 of the information statement.

Proposals, page 4

General

To aid the shareholders’ understanding of the impact the proposals will have on the capitalization of the company, put into one table information on all of the proposals that ask for shareholder approval to issue securities. The table should identify the person to whom the securities will be issued, the type of security to be issued, the total possible amount of the security that could be issued, and the purpose of the issuance. You may add footnotes to the table to refer the reader to a further discussion of each proposal. Provide the reader with a total of all of the securities that could be issued under all of the proposals, given that you appear to already have enough votes to approve each proposal.

6. The table has been added as you requested. Please see page 5 of the information statement.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
March 4, 2008

Proposal 1, page 4

Eliminate any gaps in the biographies of each of your directors, and provide the month and year that each person began and ended his affiliation with the various companies listed for at least the past five years. For example, you state that “for the past three years” Mr. Watson has been the Vice President of Exploration and a member of the Board of Energy 51 Ltd./Watch Resources Ltd. Provide the month and year Mr. Watson began his affiliation Energy 51 Ltd./Watch Resources Ltd. State when Mr. Skryanz was affiliated with London Manhattan Securities Inc. State when Mr. Williams became affiliated with Point Capital Partners LLC. This comment also applies to the biography of Mr. Beatson on page 26.

7. The Company included this information in the proxy statement.

It appears that Messrs. Watson and Langdon (sic) are also executive officers of other companies. Confirm if true and state how much time it is expected that they will devote to your business. This comment also applies to the biography of Mr. Beatson on page 26.

8 The Company included this information in the proxy statement.

Proposal 3, page 7

Specify the amount of securities that will be issued to each of DK True Energy and RTP Secure Energy.

9. This information is included at page 7 of the information statement.

We note your statement that Blackwood Ventures has executed a voting agreement to approve these warrants. Explain what you mean by this statement and reconcile it with your prior statement that Blackwood has “indicated” that it will approve each proposal.

10. This statement is included at page 7 of the information statement. Because Blackwood has approved the agreement, the Company has not changed the disclosure to respond to this comment.

Proposal 4, page 8

Explain why you pay Messrs. Watson and Beatson indirectly pursuant to consulting agreements with Applewood Consulting and GWB Consulting, respectively, as opposed to paying each officer directly.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
March 4, 2008

11. Applewood Consulting and GWB Consulting are personal services entities owned and controlled by Messrs. Watson and Beatson, respectively. Each of these individuals requested that we pay the personal services entities. This disclosure is included at page 8 of the information statement.

Specify the number of shares you will issue to Applewood Consulting in order to give it common stock having a value of $60,000. State whether you have begun paying Applewood the $5,000 per month in compensation.

12. This information is included at page 8 of the information statement.

We note that you pay Applewood $5,000 per month in compensation and pay $12,000 per month to GWB. Please explain why you pay GWB this amount, as compared to the amount you pay Applewood.

13. Applewood has agreed to accept shares of the Company’s common stock as part of its compensation, so the Company pays Applewood less cash than it pays GWB. Furthermore, Applewood will receive more performance based warrants than GWB will receive. The Company has included this disclosure at page 8 of the information statement.

Proposal 5, page 9

Provide the closing price of your stock on December 18, 2007.

14. This information is included at page 10 of the information statement.

Proposal 8, page 10

We note the table on page 14. Explain what you mean by a “renewal bonus.”

15. This information is included in footnote 1 at page 15 of the information statement.

We note your reference to an employment agreement with Mr. Langston. Elsewhere as appropriate, describe the material terms of the employment agreement.

16. The terms of the employment agreement were included in the discussion under the section of the proxy statement titled “Certain Relationships and Related Transactions.”

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
March 4, 2008

Proposal 9, page 15

Explain why you were indebted to Blackwood.

17. This information is included at page 16 of the information statement.

Proposal 11, page 17

State the price per share used to determine the number of shares to issue Blackwood.

18. This information is included at page 17 of the information statement.

Proposal 12, page 17

State the net proceeds to you as a result of the January 2008 sale of stock.

19. No proceeds from this offering have been distributed to the Company due to the requirement that the Company obtain shareholder approval. The Company does not expect there to be brokers’ fees, commissions or other deductions from the gross proceeds. The disclosure as you requested appears at page 17 of the information statement.

Proposal 14

To approve a Change of Control of the Company’s Domicile from Utah to Delaware

Significant Differences between the Corporate Laws of Utah and Delaware, page 21

Expand your discussion of the differences to discuss all the material differences between the two laws, or state that they are the same. Under each heading, in separate paragraphs, describe the laws of Delaware and Utah.

20. The information you requested begins at page 20 of the information statement.

Summary of Executive Compensation, page 26

Provide the information required by Item 402(b). We note particularly Instruction 2 to Item 402(b) that requires a discussion and analysis of actions taken after the registrant’s last fiscal year end.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
March 4, 2008

21. As a smaller reporting company, the Company is not required to make the disclosure required by Item 402(b) of Regulation S-K. Please confirm that this is also your understanding.

Form 10-K for the fiscal year ended March 31, 2007

Business

The 2007 Fiscal Year Page 3

We note your statement that in 2006 you commissioned an independent engineering study which concluded that “there was no present recovery value of the oil and gas in the Wardlaw field.” We also note the press releases attached as exhibits to the Form 8-Ks filed on October 2, 2007, October 10, 2007 and December 12, 2007 in which you state that the ultimate recovery from the Wardlaw field could be in excess of 30% of the estimated 168 million barrels of oil in place, as estimated by an 1984 engineering report by JR Butler & Co. Supplementally, tell us how you reached this conclusion given the results of your 2006 study.

22. The Wardlaw Field is a known large resource of oil-in-place reserves. Independent original oil-in-place estimates of 168 million barrels were made by J. R. Butler and Company in 1984 and subsequently corroborated by Surtek Inc. and TEC Engineering Group. The primary issue in the field has been how to develop a method that can economically recover the low gravity viscous oil that is present. Studies were conducted by at least one independent contractor to evaluate the feasibility of an in-situ combustion project (fire flood) in the field. The study indicated that the Wardlaw Field was a good candidate for this technique, and that as much as 30% of the oil-in-place could possibly be recovered. However, this project was never implemented due to the expense associated with it. The 2006 study was based on the limited methods of recovery that the Company was utilizing, namely the casing swab method and progressive cavity pumps.

Form 10-K for the fiscal year ended March 31, 2007

Form 10-Q for the quarter ended June 30, 2007

Form 10-Q for the quarter ended September 30, 2007, as amended

Controls and Procedures

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
March 4, 2008

We note that in each of these filings your officers have not reached a conclusion about the effectiveness of your disclosure controls and procedures. Please amend your filings to provide the conclusion of your CEO and CFO as to the effectiveness of your disclosure controls and procedures for the period covered by each report. Refer to Item 307 of Regulation S-K.

23. In response to this comment, the Company intends to amend its annual and quarterly filings to include the following disclosure which will, of course, be as of the end of the period covered by each report:

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. The evaluation was undertaken in consultation with our accounting personnel. Based on that evaluation, information about which is included in the following paragraph, the Chief Executive Officer and the Chief Financial Officer concluded that, due to the loss of a number of employees, our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

In July 2007 our auditors, in reviewing our financial statements, determined that a material weakness existed in the processes, procedures and controls related to the preparation of our quarterly and annual financial statements. In connection with the preparation of this report, our auditors discovered that, due to certain actions that were taken at the beginning of the year, the complexity of some of the new accounting standards and the difficulty experienced by management in applying the new accounting standards, our control environment is dependent upon the review function and the ability to recognize and obtain assistance for complex transactions. The ineffectiveness of these controls resulted in adjustments related to the recording of stock options. This material weakness could result in the reporting of financial information and disclosures in future consolidated annual and interim financial statements that are not in accordance with generally accepted accounting principles.

We have determined that in order to remedy this weakness our accounting personnel will need to obtain additional training or we will be required to hire an individual who has the expertise in financial reporting that we currently lack. Due to a lack of funds, we have done neither of these.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
March 4, 2008

Other than as described above, there were no changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

In regard to the material weakness involving the processes, procedures and controls relating to the preparation of your quarterly and annual financial statements which resulted in adjustments relating to the recording of stock options, state when this material weakness was discovered, by whom it was discovered, steps you took during the period to remedy the weakness and why it persisted at the end of the period covered by the report.

24. Please see the response to comment number 23 above.

We note your statement that “other than as described above, there were no changes in our internal controls or in other factors that could significantly affect controls subsequent to the date of their evaluation.” It does not appear that you have disclosed any changes in your internal controls over financial reporting. Please provide the information required by Item 308(c) of Regulation S-K.

25. As a former small business issuer and currently as a smaller reporting company, the Company was not required to disclose changes to its internal controls over financial reporting in the annual report that was filed for the fiscal year ended March 31, 2007. The Company will include this report in the annual report that will be filed for the fiscal year ending March 31, 2008.

If you have further comments, we ask that you forward them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (212) 907-6687. Mr. Friedmann’s telephone number is (212) 907-6686.

We look forward to hearing from you shortly.

Very truly yours,

RICHARDSON & PATEL LLC

By:/s/ Mary Ann Sapone
MARY ANN SAPONE